October 17, 2007

Kevin Rupert
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: ACP Strategic Opportunities Fund, LLC 2006 Form N-CSR

Dear Mr. Rupert:

In two telephone conversations with Todd Cipperman – one occurring on Tuesday, September 25 and the other occurring on Wednesday, October 3 – you provided suggested revisions with respect to the 2006 Form N-CSR (hereinafter, the “Filing”) for ACP Strategic Opportunities Fund, LLC (hereinafter, the “Fund”).  Your requests (numbered for convenience) followed by the response of Ascendant Capital Partners, the Fund’s investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.
The Fund had not filed Form N-SAR for the periods ending 12/31/06 or 6/30/07 and had not filed Form 40-17G.Also, the Fund filed a Form N-CSR on 8/20/07; the proper form was N-CSRS for Semi-Annual Reports.

Response: Form N-SAR for the period ending 12/31/06 was filed on 9/28/07.  Form N-SAR for the period ending 6/30/07 was filed on 10/09/07.  Form 40-17G was filed on 10/09/07.  The above-referenced filing on 8/20/07 was corrected on 10/04/07 via a correspondence filing.  ACP has implemented controls to ensure that all future filings will be timely made.

2.
Include the graphic required by Form N-2, Item 24, instruction 6(a) inter alia “one or more tables, charts, or graphs depicting the portfolio holdings of the Registrant by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each.”

Response: As of 12/30/06, the portfolio holdings by reasonable identifiable categories were as follows:

Long/Short Equities	81.2%
Consumer-	10.2%
Diversified-	30.7%
Financial Services-	8.1%
Large Cap Growth-	6.1%
Natural Resources-	6.8%
Small Cap Value-	5.7%
Technology-	10.6%
Value-	3.0%
Other Assets and Liabilities, Net -	18.8%

ACP hereby undertakes to include a chart similar to the above in every subsequent annual report delivered to shareholders. Based on the nature of our investments, all long/short equity hedge funds, we have applied what we think is a reasonable breakdown of investments and sectors within those investments.

3.
In the section titled “2006 Performance and Strategy Review” the Report states, “Since inception, the cumulative return of this strategy is up 30.52% net of all fees.”  Include the date of inception and a comparison against the S&P 500 Index.

Response: Since inception - April 2, 2002 - the cumulative return of the ACP strategy is up 30.52% net of all fees compared to the S&P 500 Index return of 34.70% during the same period. We will undertake to include this information in subsequent reports to shareholders.

4.
The amount “Due from Investment Manager” is $371,438, and the amount “expenses reimbursed by Investment Manager” is $290,669.  Explain why the Fund is owed money.  Also, explain how long the receivable has been outstanding and how the Manager will resolve any outstanding loan payable to the Fund.  Add necessary disclosure to “Subsequent Events.”  Indicate whether the amount owed has been identified as a material compliance matter.

Response: In November 2006, PFPC, the Fund’s former administrator, made demands on the Fund for certain amounts outstanding and threatened litigation if such amounts were not paid.  PFPC had failed to invoice the Funds for amounts owing for several months prior to its termination, thereby failing to properly accrue monthly expenses.  ACP contacted the SEC to determine how best to resolve the potential violations of the Investment Company Act.  ACP believes that the failure to properly accrue administration expenses and manager reimbursement thereof may have extended as far back as 2004.  ACP has undertaken to eliminate the $371,438 “Due from Investment Manager” by 12/31/07.   ACP has adopted procedures to address service provider oversight, which includes the timely accruable of expenses.

5.	In “A Word About Expenses,” the Report states:

We have determined that we will not renew our expense reimbursement agreement when it expires on May 1, 2007.  The immediate result may be an increase of up to 80 basis points (0.80%) in total costs although we expect it to be less.  Nevertheless, we anticipate total costs to gradually fall to below the previous limit of 0.15% as assets grow and as we continue our efforts (described below) to reduce expenses. (emphasis added)

The Report indicates that the actual effect is an increase of 131 basis points (298-167).  This should be explained.  Additionally, explain how expenses could fall below 15 basis points when expenses have never been that low.  Also, indicate that expenses could also increase.

Response:  The emphasized language (above) should be deleted in its entirety.  ACP hereby undertakes that it will not make any similar forward-looking statements in future reports.

6.	In the response to these comments, indicate that the Fund is only available to investors who are “Accredited Investors” under Regulation D promulgated by the Securities and Exchange Commission.

Response: The Fund is available only to investors who are “accredited investors” under Regulation D promulgated by the SEC under the Securities Act of 1933.  Each investor must also have a net worth of $1.5 million or more, subject to certain exceptions.  Each investor must have such knowledge and experience in financial and business matters that such investor is capable of evaluating the merits and risks of this investment and must be able to bear the economic risks of this investment.

ACP hereby undertakes to include similar disclosure in future Form N-CSR filings.

This has also been indicated in from N-2 filed with the SEC as well as disclosed in the Fund’s offering memorandum that is circulated to each investor.

7.
Add disclosure language about fair valuation of securities.  Indicate the review conducted by the Investment Manager to ensure the accuracy of the valuations provided by the underlying funds.  Indicate that the Board is ultimately responsible for valuation.

Response: The Fund’s Administrator (Pinnacle Fund Administration) will calculate the net asset value per Unit in dollars as of the close of business of the New York Stock Exchange, (generally 4:00 p.m. Eastern Standard Time) on the last business day of each Allocation Period (defined below), unless the calculation of the net asset value has been suspended.  The Fund will value interests in the Underlying Funds at fair value, which ordinarily will be the value determined by their respective investment managers in accordance with procedures established by the Board of Directors.  The net asset value for the Fund is comprised of the net asset value of the Underlying Funds in which the Fund invests, less the expenses and liabilities of the Fund, and other assets in which the Fund invests.  Special situations affecting the calculation of net asset value may arise from time to time.  You should be aware that, generally, the Fund, the Investment Manager and the Administrator will not be able to examine or verify the valuations provided by the Underlying Funds.  Absent bad faith or manifest error, the determination of net asset value of the Fund is conclusive and binding on all investors.  Allocation Periods begin on the day after the last day of the preceding Allocation Period and end at the close of business on (1) the last day of each month, (2) the last day of each taxable year; (3) the day preceding each day on which Units are purchased, (4) the day on which Units are repurchased, or (5) the day on which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of  the Board, the Adviser, or investment advisers to the Underlying Funds should prove incorrect. Investment advisers to the Underlying Funds only provide determinations of the net asset value of Underlying Funds on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of the Fund more frequently.  The interests in the Underlying Funds in which the Fund invests or plans to invest are generally illiquid. The Fund may not be able to dispose of Underlying Fund interests that it has purchased.

ACP hereby undertakes to include similar disclosure in future Form N-CSR filings and will consider similar disclosure in its next amendment to Form N-2.

8.	In the Schedule of Investments, indicate which funds are illiquid and what percentage of the Fund is illiquid.

Response: All assets other than cash investments, which represent 18.8% of the portfolio, should be considered illiquid investments.  In this regard, all Underlying Funds should be considered illiquid investments. These investments represent 81.2% of the Fund.  The liquidity provisions of each Underlying Fund are described in the Notes to Financial Statements.  Additionally, the Management Letter states:

Risk Factors
•  Hedge funds generally offer less liquidity than other investment securities, and are generally not subject to regulation under the U.S. federal securities laws.
•  Hedge funds typically offer only periodic redemptions, and there is generally no secondary market for investors to access for liquidity purposes.

Funds that invest in hedge funds, such as those managed by Ascendant, present additional considerations for investors:
•  Investors in these funds cannot readily sell or dispose of their interests in the secondary market, and may look only to the funds for periodic (and, possibly, limited) liquidity.

ACP hereby undertakes to include similar disclosure in future Form N-CSR filings.

9.	Explain why Note 2(d) to the Financial Statements states that the expense cap is 1.65% but the Financial Highlights indicates that Expenses, net of reimbursement/waiver of fees is 1.67%.

Response: Due to an oversight, the 2006 expense waivers were not updated to reflect and additional 0.02 bps on Fund expenses incurred in 2006 (representing less than $4000). The Fund’s 2006 net expense ratio should have been capped at 1.65% and the difference should have been reflected as an additional waiver to the Fund.  ACP will provide a reimbursement to the Fund for the required amount in 2007 to correct this oversight.

10.	Explain how the Board made a determination that the Fund does not need an Audit Committee Financial Expert.

Response: Although the Board has not designated an Audit Committee Financial Expert, each member of the Audit Committee has significant financial industry expertise.  John Connors and Robert Andres each have more than 40 years experience in the investment and securities industries.  Jim Brinton has served on other investment company boards and has worked in the insurance industry for over 25 years.  All three members of the Audit Committee are disinterested persons under the Investment Company Act.  The Audit Committee does not believe that adding a specific Financial Expert would materially increase the Committee’s judgment or effectiveness.

ACP hereby undertakes to include similar disclosure in future Form N-CSR filings.

11.	Explain how the Fund has implemented controls to prevent any future deemed loans from the Fund to the Advisor because the expense cap did not settle monthly.

Response:  ACP has drafted, and will submit for adoption by the Board at its next regularly scheduled meeting, Policies and Procedures Governing Service Provider Monitoring (attached).  The procedures include due diligence, periodic assessments, reporting, and recordkeeping.

Please note that in responding to the above-referenced comments:

● ACP is responsible for the adequacy and accuracy of the disclosure in the filings;
● staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
● ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

Gary Shugrue
President
Ascendant Capital Partners